Not for Distribution in the U.S.A.

CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

November 5, 2007

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES PRIVATE PLACEMENT FINANCING

Vancouver, BC – November 5, 2007 Cream Minerals Ltd. TSXV – CMA) (“Cream” or the “Company”) is pleased to announce that, subject to regulatory approval, it will carry out a non-brokered private placement at a price of $0.45 per Unit.  Each Unit is comprised of one common share in the capital of Cream and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share of Cream for a period of 24 months from closing at an exercise price of $0.55 per share in the first twelve (12) months and $0.65 per share for the balance of the two year term.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period pursuant to the Securities Act (British Columbia) and the policies of the TSX Venture Exchange and may not be traded for a period, of four months plus one day from the date of issuance.

Compensation may be paid to certain eligible arm’s-length parties (the "Finders"), where such Finders arrange for subscribers to the private placement, and will comprise of a cash commission equal to 8% of the gross proceeds received by the Company from the sale of Units by such Finders, and non-transferable warrants (the “Finder’s Warrants”) in a number equal to 8% of the number of Units sold by such Finders.  Each Finder’s Warrant will entitle the holder, on exercise, to purchase one additional common share of the Issuer (a “Finder’s Warrant Share”) for a period of two years following the date of issue of the Finder’s Warrants at an exercise price of $0.55 per Finder’s Warrant Share in the first twelve (12) months and $0.65 per Finder’s Warrant Share for the balance of the two year term.

Proceeds from the non-brokered private placements will be used to continue silver-gold exploration at Cream’s Nuevo Milenio project in Mexico, to continue bulk sampling for diamonds at its Casierra project in Sierra Leone, exploration on its Canadian properties and for general working capital.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information on the Company's projects, visit www.creamminerals.com.

Frank A. Lang, BA, MA, P.Eng.

President & CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

OR

Catarina Cerqueira, Associate Account Manager

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Email:  catarina@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.